                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                            A-Fem Medical Corporation
          (fka Athena Medical Corp. -- name change effective 11/12/97)
    -------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00105V105

    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joel S. Kaplan
                                 Ball Janik LLP
                                   Suite 1100
                               101 SW Main Street
                               Portland, OR 97204
                                 (503) 228-2525

    -------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 6, 2002

    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  00105V105                                           Page 2 of 8 Pages
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      1            Names of Reporting Persons:  Goldman, Sachs & Co.
                   I.R.S. Identification No.
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      2            Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                   (a) [_]
                   (b) [_]
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      3            SEC Use Only
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      4            Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------
      5            Check if Disclosure of Legal Proceedings is Required Pursuant
                   to Items 2(d) or 2(e) [X]
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      6            Citizenship or Place of Organization:  New York
--------------------------------------------------------------------------------
  Number of Shares (7)     Sole Voting Power:  -0-
                   -------------------------------------------------------------
Beneficially Owned (8)     Shared Voting Power:  8,456,564
                   -------------------------------------------------------------
by Each Reporting  (9)     Sole Dispositive Power:  -0-
                   -------------------------------------------------------------
   Person with     (10)    Shared Dispositive Power:  8,456,564
--------------------------------------------------------------------------------
      11           Aggregate Amount Beneficially Owned by Each Reporting Person:
                   8,456,564
--------------------------------------------------------------------------------
      12           Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions):  [_]
--------------------------------------------------------------------------------
      13           Percent of Class Represented by Amount in Row (11)  45.3%
--------------------------------------------------------------------------------
      14           Type of Reporting Person (See Instructions):  BD-PN-IA
--------------------------------------------------------------------------------

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CUSIP No.  00105V105                                           Page 3 of 8 Pages
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         1           Names of Reporting Persons:  The Goldman Sachs Group, Inc.
                     I.R.S. Identification No.
--------------------------------------------------------------------------------
         2           Check the Appropriate Box if a Member of a Group
                     (See Instructions)
                     (a) [_]
                     (b) [_]
--------------------------------------------------------------------------------
         3           SEC Use Only
--------------------------------------------------------------------------------
         4           Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------
         5           Check if Disclosure of Legal Proceedings is Required
                     Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
         6           Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
  Number of Shares   (7)      Sole Voting Power:  -0-
                     -----------------------------------------------------------
 Beneficially Owned  (8)      Shared Voting Power:  8,456,564
                     -----------------------------------------------------------
 by Each Reporting   (9)      Sole Dispositive Power:  -0-
                     -----------------------------------------------------------
    Person With      (10)     Shared Dispositive Power:  8,456,564
--------------------------------------------------------------------------------
           11        Aggregate Amount Beneficially Owned by Each Reporting
                     Person:  8,456,564
--------------------------------------------------------------------------------
           12        Check if the Aggregate Amount in Row (11) Excludes
                     Certain Shares (See Instructions):  [_]
--------------------------------------------------------------------------------
           13        Percent of Class Represented by Amount in Row (11)
                     45.3%
--------------------------------------------------------------------------------
           14        Type of Reporting Person (See Instructions):  HC-CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.01 par value, of A-Fem Medical Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10180 SW Nimbus Avenue, Suite J5, Portland, OR 97223

Item 2. Identity and Background

This filing is being made by Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group"). Goldman Sachs and GS Group are collectively referred to as the "Filing Persons." Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person is 85 Broad Street, New York, NY 10004. The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. Nether the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

During the last 5 years, none of the Filing Persons nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to any civil proceeding of any judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Filing Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Filing Persons have agreed to file this
Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) promulgated under the Act.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds was working capital of Goldman Sachs and the total consideration was One Dollar ($1.00).

PNW is a Delaware limited liability company ("PNW"). PNW is wholly owned, directly and indirectly, by GS Group. Goldman Sachs acquired the securities described in this Schedule from PNW pursuant to an Assignment dated February 6, 2002 for One Dollar ($1.00). PNW acquired a number of loan and equity assets (including the securities described in this Schedule) on February 6, 2002 pursuant to an Overbid Purchase Contract dated January 24, 2002, between Thomas
F. Lennon, Receiver of Capital Consultants, LLC, an Oregon limited liability company in the cases of Securities and Exchange Commission v. Capital Consultants, LLC, et al. (Case No. 00-1290-KI) and Elaine L. Chow, Secretary of Department of Labor v. Capital Consultants, LLC, et al. (Case No. 00-1291-KI) pending in the United States District Court, District of Oregon, as seller, and MTGLQ Investors, LP, as buyer. MTGLQ Investors, LP is a Delaware limited liability company and is wholly owned, directly and indirectly, by GS Group. The interest of MTGLQ Investors, LP in the Overbid Purchase Contract as it relates to certain assets (including the equity interests in Issuer described herein) was assigned to PNW on February 5, 2002. The assets acquired by PNW under the Overbid Purchase Contract and then assigned to Goldman Sachs include 7,492,135 shares of the Series A Preferred Stock of the Issuer and Warrants to purchase 1,204,012 shares of the Series A Preferred Stock of the Issuer. Each share of the Series A Preferred Stock is immediately convertible into one share of the Issuer's Common Stock. Each Warrant is exercisable for one share of the Issuer's Series A Preferred Stock. Of the total of 1,204,012 Warrants, 964,429 are convertible immediately or within 60 days of February 6, 2002. The remaining 239,583 Warrants are not exercisable within 60 days of February 6, 2002; and the underlying 239,583 shares of Common Stock are not deemed to be beneficially owned by the reporting person as of that date. The Overbid Purchase Contract, Assignment from MTGLQ Investors LP to PNW, and Assignment from PNW to Goldman, Sachs & Co. are filed as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4,
                         ------------  ------------     ------------
respectively.

Item 4. Purpose of Transaction

The response to Item 3 is incorporated herein by reference.

Except as disclosed herein, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedule I hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Filing Persons expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price of the Issuer's Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Filing Person (and their respective affiliates) may purchase additional shares of the Issuer's Common Stock or other securities of the Issuer or may sell or transfer shares of the Issuer's Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of the Issuer's Common Stock. Any such transactions may be effected at any time or from time to time (subject to any applicable limitations imposed on the sale of any of the securities by the Securities Act or other applicable law). To the knowledge of each Filing Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis.

Item 5. Interest in Securities of the Issuer

(a) Based on the most recently available public information on the Issuer, there were outstanding 10,221,558 shares of the Issuer's Common Stock on February 6, 2002. As of that date, each Filing Person may be deemed to beneficially own an aggregate of 8,456,564 shares of Issuer's Common Stock, consisting of 7,492,135 shares of Series A Preferred Stock and Warrants to purchase 964,429 shares of Series A Preferred Stock. Each share of the Series A Preferred Stock is immediately convertible into one share of the Issuer's Common Stock. Each Warrant is exercisable for one share of the Issuer's Series A Preferred Stock (which is, in turn, convertible into one share of the Issuer's Common Stock). Of the total of 1,204,012 Warrants, 964,429 are convertible immediately or within 60 days of February 6, 2002. The remaining 239,583 Warrants are not exercisable within 60 days of February 6, 2002; and the underlying shares of Common Stock are not deemed to be beneficially owned by the reporting person as of that date. Each Filing Person's beneficial ownership of 8,456,564 shares of Common Stock represents 45.3% of the outstanding Common Stock of the Issuer.

       An aggregate of 50,000 Warrants are exercisable at $4.25 per share and an aggregate of 130,000 Warrants are exercisable at $1.92 per share. The balance of the Warrants are exercisable at $0.01 per share. Each share of the Series A Preferred Stock was initially convertible into one share of the Issuer's Common Stock. Each share of the Series A Preferred Stock is entitled to anti-dilution protection in the form of an adjustment to the conversion ratio if, under certain circumstances, the Issuer issues capital stock for a consideration of less than $1.92 per share. Based upon the Issuer's public filings, the Filing Persons believe that the Issuer has issued capital stock at prices below $1.92 per share, and that the conversion ratio is higher than one-to-one (in other words, each share of Series A Preferred Stock is convertible into more than one share of Common Stock). The Filing Persons cannot determine how many shares of capital stock may have been issued below $1.92 per share, or when or at what prices such shares may have been issued. Accordingly, the Filing Persons believe that the Series A Preferred Stock is convertible into Issuer's Common Stock at a ratio greater than one-to-one, but presently cannot determine that ratio. If that belief is correct, the beneficial ownership of the Filing Persons is greater, and possibly substantially greater, than 45.3%, but the Filing Persons cannot presently determine that percentage.

       Forms of a Preferred Stock and Purchase Warrant Agreement and a Stock Purchase Warrant are filed as Exhibit 99.5 and Exhibit 99.6,
                                     ------------     ------------
       respectively. All of the securities of Issuer held by the Filing Persons are subject to agreements substantially similar to those forms. The Amended and Restated Registration Rights Agreement, filed as
       Exhibit 99.7 hereto, provides the Filing Persons and certain of its
       ------------
       transferees, subject to various restrictions, demand and piggyback registration rights relating to the underlying Common Stock of the Issuer issuable upon conversion of the Series A Preferred Stock.

       In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the fact that GS Group and Goldman Sachs do not report the beneficial ownership of the securities beneficially owned by the asset management group of Goldman Sachs (the "Asset Management Unit"). The Asset Management Unit will separately report, to the extent required, its beneficial ownership of securities.

(b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Issuer's Common Stock beneficially owned by such Filing Persons.

(c)    See item 3 above.

(d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer's Common Stock owned by any Filing Person.

(e)    Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 5 above.

Item 7.  Material to be filed as Exhibits

Exhibit 99.1   Joint Filing Agreement dated February 19, 2002.

Exhibit 99.2   Overbid Purchase Contract dated January 24, 2002, between
               Thomas F. Lennon, Receiver of Capital Consultants, LLC, an Oregon limited liability company in the cases of Securities and Exchange Commission v. Capital Consultants, LLC, et al. (Case No. 00-1290-KI) and Elaine L. Chow, Secretary of Department of Labor
               v. Capital Consultants, LLC, et al. (Case No. 00-1291-KI) pending in the United States District Court, District of Oregon, as seller, and MTGLQ Investors, LP, as buyer.

Exhibit 99.3 Assignment and Assumption Agreement (of the Overbid Purchase Contract) dated February 5, 2002 from MTGLQ Investors LP to PNW.

Exhibit 99.4   Assignment dated February 6, 2002 from PNW to Goldman, Sachs &
               Co.

Exhibit 99.5 Preferred Stock and Purchase Warrant Agreement dated September 21, 2000

Exhibit 99.6   Stock Purchase Warrant dated September 21, 2000.

Exhibit 99.7 Amended and Restated Registration Rights Agreement dated September 21, 2000.

Exhibit 99.8 Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co.

Exhibit 99.9 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2002

Goldman, Sachs & Co.


By:    /s/ Roger S. Begelman
       --------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

The Goldman Sachs Group, Inc.


By:    /s/ Roger S. Begelman
       --------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

                                    EXHIBITS

Exhibit 99.1   Joint Filing Agreement dated February 19, 2002.

Exhibit 99.2   Overbid Purchase Contract dated January 24, 2002, between
               Thomas F. Lennon, Receiver of Capital Consultants, LLC, an Oregon limited liability company in the cases of Securities and Exchange Commission v. Capital Consultants, LLC, et al. (Case No. 00-1290-KI) and Elaine L. Chow, Secretary of Department of Labor
               v. Capital Consultants, LLC, et al. (Case No. 00-1291-KI) pending in the United States District Court, District of Oregon, as seller, and MTGLQ Investors, LP, as buyer.

Exhibit 99.3 Assignment and Assumption Agreement (of the Overbid Purchase Contract) dated February 5, 2002 from MTGLQ Investors LP to PNW.

Exhibit 99.4   Assignment dated February 6, 2002 from PNW to Goldman, Sachs &
               Co.

Exhibit 99.5 Preferred Stock and Purchase Warrant Agreement dated September 21, 2000

Exhibit 99.6   Stock Purchase Warrant dated September 21, 2000.

Exhibit 99.7 Amended and Restated Registration Rights Agreement dated September 21, 2000.

Exhibit 99.8 Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co.

Exhibit 99.9 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group.

                                   SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                      Present Principal Occupation

Henry M. Paulson, Jr.     Chairman and Chief Executive Officer of
                          The Goldman Sachs Group, Inc.

Robert J. Hurst           Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain             President and Co-Chief Operating Officer of
                          The Goldman Sachs Group, Inc.

John L. Thornton          President and Co-Chief Operating Officer of
                          The Goldman Sachs Group, Inc.

Lord Browne of Madingley  Group Chief Executive of BP Amoco plc

James A. Johnson          Chairman and Chief Executive Officer of
                          Johnson Capital Partners

John H. Bryan             Chairman of Sara Lee Corporation

Ruth J. Simmons           President of Brown University

Margaret C. Whitman       President and Chief Executive Officer of eBay Inc.

Morris Chang              Chairman of Taiwan Semiconductor
                          Manufacturing Company Ltd.

                                   SCHEDULE II

On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.